Exhibit 99.1

Cenovus oil sands projects deliver strong production growth of 14%

Company approves additional capital investment for several oil projects

•      Foster Creek and Christina Lake combined oil sands production was almost 67,000 barrels per day (bbls/d) net to Cenovus in the first quarter, a 14% increase compared with the same period in 2010.

•      Strong performance from existing oil projects prompted a decision to increase capital investment by about $190 million for the year to take advantage of opportunities to advance oil development.

•      Refining operating cash flow was strong at $180 million during the quarter.

•      Cenovus received regulatory approval yesterday for Christina Lake expansion phases E, F and G, which are expected to increase gross production capacity to 218,000 bbls/d when complete.

•      The company completed its largest ever stratigraphic (strat) well program in the first quarter, drilling about 440 gross wells, to assess its oil resources and support future regulatory applications.

•      Conventional oil and natural gas properties generated $210 million of operating cash flow in excess of the capital spent on them, helping to fund oil sands growth.

•      The company generated after-tax cash flow of $693 million or $0.91 per share diluted.

“We delivered strong performance from our oil operations again this quarter, augmented by excellent refining results,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “Foster Creek and Christina Lake exceeded our expectations as we improved plant efficiency and achieved volume increases related to previous expansions. Our refining operations benefited from higher margins.”

Financial & Production Summary
(for the period ended March 31) ($ millions, except per share amounts)	2011 Q1	2010 Q1	% change
Cash flow[1] Per share diluted	693 0.91	721 0.96	-4
Operating earnings[1] Per share diluted	209 0.28	353 0.47	-41
Net earnings Per share diluted	47 0.06	525 0.70	-91
Capital investment [2]	713	491	45
Production (before royalties)
Foster Creek (bbls/d)	57,744	51,126	13
Christina Lake (bbls/d)	9,084	7,420	22
Foster Creek & Christina Lake total (bbls/d)	66,828	58,546	14
Pelican Lake (bbls/d)	21,360	23,565	-9
Other conventional oil & NGLs (bbls/d)	49,167	48,438	2
Total oil production (bbls/d)	137,355	130,549	5
Natural gas (MMcf/d)	652	775	-16

1 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

2 Includes expenditures on property, plant and equipment and exploration and evaluation assets.

1

Calgary, Alberta (April 27, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) delivered a strong first quarter led by increased production at Foster Creek and Christina Lake and excellent results from its refining business. The company continues to progress along the course it has set to expand operations, advancing construction on existing projects and assessing additional land, which the company expects will lead to the doubling of net asset value by the end of 2015 compared with 2010.

The ramp-up of expansions and increased plant efficiencies helped boost first quarter oil production from Cenovus’s two oil sands facilities by 14% compared with a year earlier. Foster Creek routinely approached its current facility nameplate capacity and Christina Lake, in some cases, exceeded its current capacity. That strong performance contributed to a 5% increase in total oil production at Cenovus. Production at Christina Lake was higher due to increased output from phase B, well optimizations and the facility’s first wedge well. The increase in first quarter production at Foster Creek was mostly a result of improved efficiency at the plant and reduced steam to oil ratios (SORs).

“We’ve posted another strong quarter with production exceeding our expectations and operating expenses coming in better than anticipated,” Ferguson said. “Cash flow is also doing better than we expected so far this year. We’re on track with our capital spending plan, including the investment in our expansion project at the Wood River Refinery, which is expected to be completed later this year.”

Cenovus has decided to increase capital investment by about $190 million for 2011 with the majority of the funds being directed towards advancing oil development at the Pelican Lake and Lower Shaunavon projects. The company expects to spend about $110 million on drilling and facilities at Pelican Lake and $50 million for drilling at Lower Shaunavon. The balance will be spent on future Foster Creek and Christina Lake phases.

“We’re encouraged by the strong operating results in our other oil operations led by the Pelican Lake and the Lower Shaunavon assets,” Ferguson said. “These two projects have good near-term oil growth prospects, combined with high unit margins. Accelerating investment in these projects is consistent with our strategy to build net asset value.”

Total capital investment in the first quarter was $713 million, 45% more than the same period last year. Increased strat well drilling, combined with expenditures on phases C and D at Christina Lake and pre-construction for the next phases of Foster Creek, were the significant drivers for capital investment in the oil sands. As well, an additional $153 million was spent on conventional oil developments in Alberta and Saskatchewan due to increased drilling activity. Capital investment for refining was $102 million, the bulk of which was spent on the coker and refinery expansion (CORE) project at the Wood River Refinery in Illinois.

Cenovus completed its winter strat well program, which was designed to help the company further assess its resources and prepare for additional regulatory applications to advance its projects. Nearly half of the 440 gross strat wells were drilled in Cenovus’s emerging oil sands areas as the company assembles geological data to support future oil sands projects, including Narrows Lake in the Christina Lake Region and Grand Rapids in the Greater Pelican Region. Information gained from the winter program will help Cenovus move new applications through the regulatory process and closer to development. Cenovus drilled 110 strat wells at Foster Creek and 59 at Christina Lake to help support the ongoing development of current and future phases at those sites.

Page 2	Q1 2011

“Overall, the drilling program delivered the results we had expected,” Ferguson said. “These wells are a critical factor in allowing us to bring forward the value of our oil assets.”

Strong cash flow despite lower natural gas prices and production

Cash flow of $693 million was achieved in the first quarter, ahead of the company’s expectations. That was down 4% from the same period a year earlier as higher oil sands production and improved refining results were more than offset by lower natural gas prices and production, higher income taxes and royalty payments, and lower oil sales prices. Pipeline constraints that began in the second half of 2010 continued to limit access to certain U.S. markets for western Canadian oil. This led to an oversupply in Western Canada, depressing oil prices for the entire industry, with an average price differential between West Texas Intermediate (WTI) crude and Western Canadian Select (WCS) of US$22.86/bbl in the quarter, up from US$9.04/bbl a year earlier.

Operating and net earnings were significantly lower primarily due to decreased natural gas production and lower prices, higher current income taxes and royalties as well as increased long-term incentive costs, which are primarily a non-cash item. In addition, net earnings were negatively impacted by unrealized hedging losses.

Refining operating cash flow was $180 million in the first quarter compared with a deficiency of $6 million in the same period of 2010. This was mainly due to higher prices for refined products, which increased at a faster pace than oil input costs. The locations of the company’s two U.S. refineries in Illinois and Texas provided access to supplies of favourably priced oil feedstock that benefited operations. Cenovus’s integrated oil strategy, through refinery ownership, is helping to reduce the impact of the cyclical nature of commodity prices and light-heavy differential prices. This helps the company generate reliable overall corporate cash flow required to develop its oil growth projects.

Cenovus expects continuing robust market conditions will contribute to strong second quarter refining operating cash flow in the range of $150 million to $200 million, excluding inventory adjustments. On a full year basis, the company anticipates refining operating cash flow of $550 million to $750 million.

The company today has provided an update to its guidance document to reflect additions to capital spending and stronger than expected results from refining. The new guidance information can be found at www.cenovus.com.

Cenovus’s full-year cash flow could exceed $3 billion, a 25% increase from 2010, at prevailing commodity prices for WTI of about US$110/bbl for oil and a NYMEX price of approximately US$4.60/Mcf for natural gas, which are above the company’s current guidance expectations. The benchmark prices apply to 25% of the company’s natural gas and 48% of its oil production as the remainder is hedged for 2011.

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Effective January 1, 2011, Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Page 3	Q1 2011

Oil Growth Projects

			Daily Production
(Before royalties) (Mbbls/d)	2011			2010			2009
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Foster Creek	58	51	52	50	51	51	38
Christina Lake	9	8	9	8	8	7	7
FCCL total[1]	67	59	61	58	59	59	44
Pelican Lake	21	23	22	23	23	24	25

1  Totals may not add due to rounding.

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta offer opportunities for substantial growth. The Foster Creek and Christina Lake operations use steam-assisted gravity drainage (SAGD) to drill and pump the oil to the surface. These two projects are operated by Cenovus and jointly owned with ConocoPhillips.

Production

•      Production at Foster Creek and Christina Lake increased 14% in the first quarter from the same period a year earlier.

•      Foster Creek produced nearly 58,000 bbls/d net in the quarter, up 13% from a year earlier. This increase was mainly a result of improved plant operating efficiency and reduced SORs.

•      About 11% of current production at Foster Creek comes from 34 wedge wells. An additional 17 wedge wells are waiting to be brought on production later this year and the company plans to drill another 10 wedge wells at Foster Creek by year end. These single horizontal wells, drilled between existing SAGD well pairs, reach oil that would otherwise be unrecoverable. Wedge wells have the potential to increase overall recovery from the reservoir by 10%, while reducing the SOR.

•      Christina Lake production averaged slightly more than 9,000 bbls/d net in the quarter. This strong performance was mainly due to increased production from the phase B expansion, well optimization and production from the facility’s first wedge well. Three additional wedge wells at Christina Lake are expected to start producing later this year.

•      Scheduled maintenance work at Foster Creek and Christina Lake in the second quarter is expected to reduce production by approximately 8,000 bbls/d at Foster Creek and 500 bbls/d at Christina Lake for the second quarter.

Expansions

•      Cenovus received Alberta Energy Resources Conservation Board (ERCB) approval of Christina Lake phases E, F and G, with each phase designed to add 40,000 bbls/d. When all three phases are complete production capacity is expected to increase to 218,000 bbls/d.

•      Construction of phases C and D at Christina Lake is progressing well with both phases on schedule and on budget. These two phases are expected to bring gross production capacity at Christina Lake to 98,000 bbls/d from the current 18,000 bbls/d.

•      Phase C is 93% complete and final testing and commissioning are now taking place. The plan is to begin injecting steam late in the second quarter, with first production expected in the third quarter of this year. Phase D is 52% complete with most of the larger modules already at site and the final components now being completed at the company’s assembly yard in Nisku, Alberta. Steam injection and production at phase D is expected to begin in early 2013.

Page 4	Q1 2011

•      Cenovus continues to make progress on its Foster Creek expansion plans. Detailed engineering and preliminary groundwork, including the installation of metal pilings and the pouring of concrete, is already taking place for phase F at Foster Creek. Assembly of pipe rack and equipment modules is expected to begin soon at Cenovus’s Nisku module assembly yard.

•      When these next three phases, F, G and H, are complete, they are expected to increase Foster Creek’s gross production capacity to 210,000 bbls/d from the current 120,000 bbls/d.

Operating Costs

•      Operating costs at Foster Creek and Christina Lake averaged $12.48/bbl in the first quarter, a 6% increase from $11.74/bbl in the same period last year. Non-fuel operating costs were $9.66/bbl in the first quarter compared with $8.49/bbl in the same period a year earlier, a 14% increase. This was due to increased staffing levels to prepare for production at the next phases, repairs and maintenance and higher long-term incentive costs, which were partially offset by increased production volumes and lower fuel costs.

•      Foster Creek’s average royalty rate was about 21% in the first quarter of 2011 compared with an average royalty rate of nearly 10% in the same period of 2010. The rate increased because Foster Creek reached payout for royalty purposes in February 2010. In addition, WTI prices were higher in the first quarter of 2011 than the same period a year ago, which resulted in a $37 million higher royalty expense.

•      Cenovus continued to achieve some of the best SORs in the industry achieving ratios of approximately 1.7 at Christina Lake and 2.1 at Foster Creek for a combined SOR of about 2.0 in the first quarter. This means approximately two barrels of steam are needed for every barrel of oil produced. A lower SOR means less natural gas is used to create the steam, which results in reduced capital and operating costs, fewer emissions and lower water usage.

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its wholly-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. Since 2006, polymer has been injected along with the water flood to enhance production from this reservoir. Based on reservoir performance of the polymer flood, the company has initiated a new multi-year growth plan for Pelican Lake with production expected to reach 40,000 bbls/d to 50,000 bbls/d.

•      Pelican Lake produced about 21,000 bbls/d in the first quarter, consistent with the company’s expectations. That’s a 9% decrease in production compared with the same period in 2010. The company expects higher production later this year as a result of increased investment in the polymer flood and infill wells drilled over the past months. In addition, Cenovus has increased 2011 capital spending at Pelican Lake by about $110 million as it strives to accelerate the doubling of production from this area over the coming years.

•      As expected, operating costs at Pelican Lake averaged $15.35/bbl in the quarter, a 38% increase due to additional spending on polymer and facility maintenance. Pelican Lake’s royalty rates decreased in the quarter because of increased capital and operating spending.

Page 5	Q1 2011

Future Projects

Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from its oil sands assets in the Athabasca region of northeast Alberta, most of which are undeveloped. The company has identified 10 emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications.

•                A regulatory application for the Narrows Lake project, jointly owned with ConocoPhillips, is now with the ERCB and Alberta Environment. The application is the first to include the option of using a combination of SAGD and solvent aided process (SAP) for oil production. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d, with initial production expected in 2016. A total of 41 gross strat wells were drilled during the first quarter to further assess the resource in preparation for commercial production.

•                A SAGD pilot project is underway at the 100% Cenovus-owned Grand Rapids asset in the Greater Pelican Region. Steam injection began in December and the company is expecting production to start in the second quarter. If this pilot is successful, a regulatory application for a commercial operation is planned to be filed by the end of the year. Cenovus drilled 38 strat wells at Grand Rapids in the first quarter. Grand Rapids has the potential for production capacity of up to 180,000 bbls/d.

•                At the 100% owned Telephone Lake project in the Borealis Region, Cenovus will be revising its initial 35,000 bbls/d application and plans to file an updated application for an 80,000 bbls/d project in the fourth quarter of 2011. During the first quarter Cenovus drilled 40 strat wells at Telephone Lake to better assess the characteristics and quality of the resource and support the regulatory application.

Conventional Oil, Natural Gas Liquids (NGLs) and Natural Gas

(Before royalties)	Daily Production[1]
	2011	2010					2009
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Weyburn oil (Mbbls/d)	17	17	16	16	18	17	18
Other conventional oil & NGLs[2,3] (Mbbls/d)	32	30	31	31	29	31	31
Natural gas (MMcf/d)	652	737	688	738	751	775	837

1 Reflects production from the sale of non-core assets in the fourth quarter of 2009 and the second and third quarters of 2010.

2 Pelican Lake production is listed in the Oil Growth Projects table.

3 Does not include volumes from the Senlac property, which was sold in the fourth quarter of 2009.

Cenovus has a large base of conventional oil and natural gas properties across Alberta and Saskatchewan. The oil operations include Weyburn, the emerging Bakken and Lower Shaunavon tight oil assets as well as other production in southern Alberta. Cenovus’s natural gas properties in Alberta are established, reliable fields with efficient operations. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements.

Page 6	Q1 2011

The natural gas business also acts as an economic hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

Conventional oil results

•                Conventional oil and NGLs production was about 49,000 bbls/d in the first quarter, a 2% increase compared with the same period last year. This was primarily the result of added production from the Lower Shaunavon and Bakken oil projects, partially offset by expected natural declines and pipeline curtailments restricting production.

•                The Lower Shaunavon and Bakken tight oil assets in Saskatchewan are early stage development opportunities for Cenovus. Production averaged 3,260 bbls/d in the first quarter, including royalty income volumes. Cenovus had 35 horizontal wells and one vertical well producing in the first quarter in the Lower Shaunavon region and an additional four wells were drilled. Given encouraging results and strong underlying fundamentals for light-medium oil, Cenovus is going to allocate an additional $50 million in capital to the Lower Shaunavon development for 2011. The majority of that increase is expected to be spent to drill an additional 55 wells later this year.

•                The company’s Bakken operations had 11 producing wells in the first quarter and Cenovus expects to drill four more later this year. The company anticipates combined production from the Lower Shaunavon and Bakken projects could reach 7,200 bbls/d by the end of 2011.

•                Operating costs for Cenovus’s conventional oil and liquids operations increased 26% to $13.78/bbl in the first quarter compared with the same period in 2010. This was mainly due to higher electricity costs in Alberta, combined with difficult winter operating conditions that increased snow removal expenses, and higher long-term incentive costs associated with the company’s higher share price.

Natural gas production

•                Natural gas production was 652 million cubic feet per day (MMcf/d), a 16% decline from the same period a year ago, with about one-third of the decrease attributed to divestitures. The remaining decline was due to cold weather affecting well operations, the company shifting capital to oil development and expected natural production declines.

•                Natural gas accounted for 23% of the company’s operating cash flow in the quarter.

•                Cenovus plans to manage declines in natural gas volumes, targeting a long-term production level of between 400 and 500 MMcf/d to match Cenovus’s future anticipated internal usage at its oil sands and refining facilities.

Refining

Cenovus’s refining operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, ConocoPhillips. The Borger Refinery has gross coking capacity of 25,000 bbls/d. The CORE project at Wood River is adding 65,000 bbls/d of gross coking capacity, bringing the total at Wood River to 83,000 bbls/d. With the expected completion of the CORE project later this year, Cenovus’s Wood River Refinery will have an increased ability to process heavy crude oil feedstocks and produce a larger percentage of high value clean products. It is anticipated that operating cash flow at Wood River will improve by a minimum of US$200 million a year net to Cenovus once the project is fully operational. The company’s two refineries will then have a combined capacity to process as much as 275,000 bbls/d of heavy crude oil.

Page 7	Q1 2011

•                In the first quarter, the two refineries produced 383,000 bbls/d of refined products, a slight increase compared with the same period a year ago.

•                First quarter operating cash flow from refining operations was $180 million, compared with a $6 million deficiency in the same period last year. Refining benefited from higher crack spreads, which more than doubled to US$16.62/bbl from US$6.11/bbl at Chicago a year earlier. Margins expanded as refined product prices outpaced the 10% increase in oil input costs during the quarter. Prices for gasoline and other transportation fuels increased along with WTI crude, reflecting concerns over possible supply disruptions in the Middle East.

•                Refinery crude utilization averaged 80% or 362,000 bbls/d of crude throughput, about the same as the first quarter of 2010.

•                Operational challenges primarily caused by cold weather at the Borger Refinery during the quarter reduced utilization rates. However, some future maintenance work was undertaken during these outages, which allowed for the deferral of a planned third-quarter turnaround until 2012.

•                The CORE project was about 94% complete at the end of the first quarter. Commissioning of several of the process units has been completed with an anticipated coker startup in the fourth quarter of 2011, when the company expects that CORE project expenditures will have reached US$3.7 billion (US$1.85 billion net to Cenovus).

Financial

Dividend

The Cenovus Board of Directors declared a second quarter dividend of $0.20 per share, payable on June 30, 2011 to common shareholders of record as of June 15, 2011. Based on the April 26, 2011 closing share price on the Toronto Stock Exchange of $36.23, this represents an annualized yield of about 2.2%. Declaration of dividends is at the sole discretion of the Board.

Hedging Strategy

The natural gas and crude oil hedging strategy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The strategy allows the company to financially hedge up to 75% of this year’s expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the following two years. The company has approval for fixed price hedges on as much as 60% of net liquids production this year and up to 25% of net liquids production for each of the following two years.

In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 110 MMcf/d of natural gas is consumed at the company’s SAGD and refinery operations, which is offset by the gas Cenovus produces. This natural hedge is considered when determining the company’s financial hedging limits.

Cenovus’s hedge positions at March 31, 2011 comprise:

•                approximately 75% of expected 2011 natural gas production hedged; 379 MMcf/d at an average NYMEX price of US$5.70/Mcf, plus 110 MMcf/d of internal usage

•                34,100 bbls/d, or approximately 26% of expected 2011 oil production hedged at an average WTI price of US$87.98/bbl and an additional 34,400 bbls/d, or another 26% of the year’s expected oil production, hedged at an average WTI price of C$90.10/bbl

Page 8	Q1 2011

•                130 MMcf/d of natural gas hedged for 2012 at an average NYMEX price of US$5.96/Mcf and 80 MMcf/d of natural gas hedged for 2012 at an average AECO price of C$4.49/Mcf, plus internal usage

•                13,000 bbls/d of 2012 oil production hedged at an average WTI price of US$96.30/bbl and an additional 13,000 bbls/d hedged at an average WTI price of C$97.70/bbl

•                  Cenovus had no fixed price commodity hedges in place for 2013

Financial Highlights

•                Cash flow in the first quarter was $693 million, or $0.91 per share diluted, compared with $721 million, or $0.96 per share diluted, a year earlier.

•                Operating earnings were $209 million, or $0.28 per diluted share, compared with $353 million for the same period last year. Both cash flow and operating earnings were lower because of decreased natural gas production and prices, higher income taxes and royalties as well as expenses associated with increased oil production. Long-term incentive costs were also higher than a year earlier, reflecting the company’s increased share price.

•                Cenovus’s realized after-tax hedging gains were $11 million in the first quarter. Cenovus received an average realized price, including hedging, of $62.63/bbl for its oil in the first three months of this year, compared with $68.09/bbl during the same quarter in 2010. The average realized price, including hedging, for natural gas in the quarter was $4.71/Mcf, 19% less than in 2010.

•                Cenovus’s net earnings for the first quarter were $47 million compared with $525 million in the same period last year. Net earnings were negatively affected by an unrealized after-tax hedging loss of $201 million, lower average sales prices for oil and natural gas, a $26 million increase in current income tax expense and higher royalty payments.

•                Cenovus recorded a current income tax expense of $41 million in the first quarter, a $26 million increase over the same period last year partly because of stronger refining results, which were taxable in the U.S. at a higher rate.

•                Capital investment during the quarter was $713 million, 45% more than in the first quarter of 2010.

•                The company continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At March 31, 2011, the company’s debt to capitalization ratio was 30% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.4 times.

•                Cenovus reported its results under International Financial Reporting Standards (IFRS) for the first time in the quarter, which, as expected, had no impact to its operations or strategy as a result of the change.  A reconciliation of Cenovus’s 2010 Canadian GAAP results with IFRS is available on the company’s website. Additional information can be found in the Advisory of this news release and in Cenovus’s most recent Management’s Discussion and Analysis (MD&A) and interim consolidated financial statements available at www.cenovus.com.

Page 9	Q1 2011

Earnings Reconciliation Summary
(for the period ended March 31) ($ millions, except per share amounts)	2011 Q1	2010 Q1
Net earnings Add back (losses) & deduct gains: Per share diluted	47 0.06	525 0.70
Unrealized mark-to-market hedging gain (loss), after-tax	-201	170
Non-operating foreign exchange gain (loss), after-tax	39	2
Operating earnings (non-GAAP measure) Per share diluted	209 0.28	353 0.47

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, April 27, 2011, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 1-888-231-8191 (toll-free in North America) or 1-647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on April 27, 2011, until midnight May 5, 2011, by dialing 1-800-642-1687 or 1-416-849-0833 and entering conference passcode 51890507. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Effective January 1, 2011, Cenovus adopted International Financial Reporting Standards (IFRS). Cenovus’s 2011 interim consolidated financial statements and the 2010 comparative information have been prepared under IFRS. The company’s consolidated financial statements for the year ending December 31, 2011 must use the IFRS standards in effect on December 31, 2011; as a result, our IFRS accounting policies and the financial information prepared thereunder, are subject to change. Refer to our interim consolidated financial statements and associated MD&A for further information.

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes and realized gains or losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

•                Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates.

Page 10	Q1 2011

Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent MD&A available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected  increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access external sources of debt and equity capital; success of hedging strategies; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining of crude oil into petroleum and chemical products at two refineries; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, available at www.cenovus.com. Readers should also refer to “Risk Management” in our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

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Its enterprise value is approximately $31 billion. For more information, visit www.cenovus.com.

Cenovus Contacts

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann	Reg Curren
Analyst, Investor Relations	Advisor, Media Relations
403-766-6700	403-766-2004

Bill Stait
Analyst, Investor Relations
403-766-6348

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